SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

ORATEC Interventions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68554M-10-8

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                ☐            Rule 13d-1(b)

                ☐            Rule 13d-1(c)

                ☒            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 13

CUSIP No. 68554M-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delphi Ventures III, L.P. (“DV III”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,330,542 shares, except that Delphi Management Partners III, L.L.C. (“DMP III”), the general partner of DV III, may be deemed to have sole power to vote these shares, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”) and Donald J. Lothrop (“Lothrop”), the members of DMP III, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,330,542 shares, except that DMP III, the general partner of DV III, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass and Lothrop, the members of DMP III, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,330,542

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68554M-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delphi BioInvestments III, L.P. (“DBI III”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
23,954 shares, except that DMP III, the general partner of DBI III, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass and Lothrop, the members of DMP III, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
23,954 shares, except that DMP III, the general partner of DBI III, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass and Lothrop, the members of DMP III, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,954

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68554M-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delphi Management Partners III, L.L.C. (“DMP III”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,354,496 shares, of which 1,330,542 are directly owned by DV III and 23,954 are directly owned by DBI III.  DMP III, the general partner of DV III and DBI III, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass and Lothrop, the members of DMP III, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,354,496 shares, of which 1,330,542 are directly owned by DV III and 23,954 are directly owned by DBI III.  DMP III, the general partner of DV III and DBI III, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass and Lothrop, the members of DMP III, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,354,496

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68554M-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James J. Bochnowski (“Bochnowski”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
1,354,496 shares, of which 1,330,542 are directly owned by DV III and 23,954 are directly owned by DBI III.  Bochnowski is a member of DMP III, the general partner of DV III and DBI III, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
1,354,496 shares, of which 1,330,542 are directly owned by DV III and 23,954 are directly owned by DBI III.  Bochnowski is a member of DMP III, the general partner of DV III and DBI III, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,354,496

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68554M-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Douglass (“Douglass”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
1,354,496 shares, of which 1,330,542 are directly owned by DV III and 23,954 are directly owned by DBI III.  Douglass is a member of DMP III, the general partner of DV III and DBI III, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
1,354,496 shares, of which 1,330,542 are directly owned by DV III and 23,954 are directly owned by DBI III.  Douglass is a member of DMP III, the general partner of DV III and DBI III, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,354,496

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68554M-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald J. Lothrop (“Lothrop”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
1,354,496 shares, of which 1,330,542 are directly owned by DV III and 23,954 are directly owned by DBI III.  Lothrop is a member of DMP III, the general partner of DV III and DBI III, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
1,354,496 shares, of which 1,330,542 are directly owned by DV III and 23,954 are directly owned by DBI III.  Lothrop is a member of DMP III, the general partner of DV III and DBI III, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,354,496

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer ORATEC Interventions, Inc.
	(b)	Address of Issuer's Principal Executive Offices 3700 Haven Court Menlo Park, CA 94025

Item 2.
(a)

Name of Person Filing
This statement is filed by Delphi Ventures III, L.P., a Delaware limited partnership (“DV III”), Delphi BioInvestments III, L.P., a Delaware limited partnership (“DBI III”), and Delphi Management Partners III, L.L.C., a Delaware limited liability company (“DMP III”) and the general partner of DV III and DBI III, James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”) and Donald J. Lothrop (“Lothrop”), the members of DMP III.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons”.

DMP III is the general partner of DV III and DBI III and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DV III and DBI III.  Bochnowski, Douglass and Lothrop are the members of DMP III and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by DV III and DBI III.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of the Reporting Persons is:

Delphi Ventures
3000 Sand Hill Road
Building 1 — Suite 135
Menlo Park, CA  94025

	(c)	Citizenship DV III and DBI III are Delaware limited partnerships. DMP III is a Delaware limited liability company. Bochnowski, Douglass and Lothrop are United States citizens.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 68554M-10-8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2001:

	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
	(b)	Percent of class: See Row 11 of cover page for each Reporting Person.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
		(ii)	Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
		(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
		(iv)	Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of DV III and DBI III, and the limited liability company agreement of DMP III, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2002

DELPHI VENTURES III, L.P., a Delaware Limited Partnership

	By:	Delphi Management Partners III, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ James J. Bochnowski
James J. Bochnowski
Member

DELPHI BIOINVESTMENTS III, L.P., a Delaware Limited Partnership

	By:	Delphi Management Partners III, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ James J. Bochnowski
James J. Bochnowski
Member

DELPHI MANAGEMENT PARTNERS III, L.L.C., a Delaware Limited Liability Company

	By:	/s/ James J. Bochnowski
James J. Bochnowski
Member

JAMES J. BOCHNOWSKI

By:	/s/ James J. Bochnowski
James J. Bochnowski

DAVID L. DOUGLASS

By:	/s/ David L. Douglass
David L. Douglass

DONALD J. LOTHROP

By:	/s/ Donald J. Lothrop
Donald J. Lothrop

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	14

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of ORATEC Investments, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2002

February 13, 2002	DELPHI MANAGEMENT PARTNERS III, L.L.C.,
a Delaware Limited Liability Company

	By:	/s/ James J. Bochnowski
James J. Bochnowski, Member

February 13, 2002	DELPHI VENTURES III, L.P.,
a Delaware Limited Partnership

	By:	Delphi Management Partners III, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ James J. Bochnowski
James J. Bochnowski, Member

February 13, 2002	DELPHI BIOINVESTMENTS III, L.P.,
a Delaware Limited Partnership

	By:	Delphi Management Partners III, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ James J. Bochnowski
James J. Bochnowski, Member

February 13, 2002

	By:	/s/ James J. Bochnowski
James J. Bochnowski

February 13, 2002

	By:	/s/ David L. Douglass
David L. Douglass

February 13, 2002

	By:	/s/ Donald J. Lothrop
Donald J. Lothrop